Exhibit (a)(20)






                                  [LETTERHEAD OF
                                 CSX CORPORATION]


         NEWS
         ______________________________________________________________


         CONTACTS:

              CSX Corporation                    Kekst and Company
              Thomas E. Hoppin                   Richard Wolff
              (804) 782-1450                     (212) 593-2655


         FOR IMMEDIATE RELEASE:


                    CSX REAFFIRMS COMMITMENT TO CONRAIL MERGER


              RICHMOND, VA. - DEC. 20, 1996 - CSX Corporation today issued the following statement by John W. Snow, chairman and chief executive officer of the company:

              "We are pleased with the action taken earlier today by the Conrail board of directors. Clearly, the CSX offer and the merger of equals we jointly are now preparing to take before the Surface Transportation Board early next year best addresses the interests of all of Conrail's constituencies, including shareholders, who receive a significant and immediate cash pay-ment combined with the opportunity to share in the future of the company.

              "From the beginning, our objective has been to provide real value for Conrail's shareholders; provide competitive rail service throughout the east; grow the business; increase op-portunities for our employees; and generate far-reaching public benefits for the region. It is time to move forward to accom-plish those goals and to the creation of the world's leading transportation and logistics company."

              CSX Corporation, headquartered in Richmond, Va., is an international transportation company offering a variety of rail, container-shipping, intermodal, trucking, barge and con-tract logistics management services. The CSX home page can be reached at http://www.CSX.com.

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